July 6, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720-CF/AD 11

Washington, D.C. 20549

Re:	H&R Block, Inc.
Form 10-K/A amendment No. 2 for year ended April 30 2005
Filed March 31, 2006
Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and
January 31, 2006
File No. 1-06089

Dear Mr. Spirgel:

This letter confirms our voice mail exchanges with Nasreen Mohammed regarding our response to the letter from the Division of Corporation Finance of the Securities and Exchange Commission dated June 29, 2006 to H&R Block, Inc. (the “Company”) regarding Form 10-K/A amendment No. 2 for year ended April 30, 2005 and Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January 31, 2006 (the “Comment Letter”).

As we discussed, the Company will respond to the Comment Letter by July 21, 2006.

Please contact me at (816) 932-4921 if you have any questions.

Sincerely,

H&R BLOCK, INC.

/s/ Bret G. Wilson

Bret G. Wilson